By Edgar

September 17, 2012

United States Securities and Exchange Commission

Re:                             Mesa Laboratories, Inc.

Form 10-K for the fiscal year ended March 31, 2012

Filed June 29, 2012

Form 10-Q for the quarter ended June 30, 2012

Filed August 10, 2012

File No. 000-11740

Gentlemen and Ladies:

We have reviewed your comments dated September 5, 2012 regarding our Form 10-Q filing referenced above, and provide the following response.

Form 10-Q for the quarter ended June 30, 2012

Item 4. Controls and Procedures, page 16

1.              You indicated that it does not appear as though management provided a conclusion regarding the effectiveness of our disclosure controls and procedures, as discussed in Item 307 of Regulation S-K, which requires disclosing the conclusions of the registrant’s principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the registrant’s disclosure controls and procedures as of the end of the period covered by the report, based on the evaluation of these controls and procedures.

We are filing herewith Amendment No. 1 to our Form 10-Q for the quarter ended June 30, 2012 to amend our disclosure in Item 4 thereof to disclose, pursuant to the SEC Comment Letter dated September 5, 2012, the following conclusion regarding the effectiveness of our disclosure controls and procedures:  “Based on that evaluation, our management concluded that our disclosure controls and procedures were effective at June 30, 2012.”

We trust that our response responds to your comment set forth in your September 5, 2012 Comment Letter.  If you have any further questions or comments or need any additional information, please contact me at my office.

Best regards,

/s/Steven W. Peterson
Steven W. Peterson
Vice President of Finance and CFO
Mesa Laboratories, Inc.